CONSENT OF DOUGLASS H. GRAVES

The undersigned hereby consents to:

(i)

the filing of the written disclosure (the “Technical Disclosure”) regarding (a) the technical report entitled “Technical Report, North Rolling Pin Property, Campbell County, Wyoming, U.S.A.” dated June 4, 2010, (b) the technical report entitled “Technical Report, Reno Creek Property, Campbell County, Wyoming, U.S.A.” dated October 13, 2010, and (c) the technical report entitled “Technical Report, West North Butte Satellite Properties, Campbell County, Wyoming, U.S.A.” dated December 9, 2008, in the Management Information Circular (the “MIC”) of Energy Fuels Inc. (the “Company”) being included as an exhibit to the Company’s Form 6-K (the “6-K”);

(ii)

the incorporation by reference of the Technical Disclosure, the MIC and the 6-K into the Company’s Registration Statement on Form F-10, and any amendments thereto (File No. 333-194916)(the “F-10”), filed with the United States Securities and Exchange Commission; and

(iii)	the use of my name in the MIC, the 6-K and the F-10.

(signed)”Douglass H. Graves”
Douglass H. Graves, P.E.

Date: May 26, 2015